Exhibit 99.3

TERMS OF
SERIES A CONVERTIBLE PREFERRED SHARES,

PAR VALUE US$0.00005 PER SHARE,
OF
GDS HOLDINGS LIMITED

The designations, powers, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, to be attached to the Series A Convertible Preferred Shares, par value US$0.00005 per share, of GDS Holdings Limited (the “Company”) are set out below:

Section 1.                                          Designation. The shares of such series shall be designated “Series A Convertible Preferred Shares,” and the number of shares constituting such series of preferred shares shall be 150,000 (the “Convertible Preferred Shares”). The number of Convertible Preferred Shares may be increased or decreased by resolution of the Board and the approval by the holders of at least 75% of the then outstanding Convertible Preferred Shares, voting as a separate class, together with any approval of members required for increasing the authorized share capital of the Company in accordance with the Memorandum and Articles (as herein defined); provided that no decrease shall reduce the number of Convertible Preferred Shares to a number less than the number of shares of such series then outstanding.

Section 2.                                          Currency. All Convertible Preferred Shares shall be denominated in United States currency, and all payments and distributions thereon or with respect thereto shall be made in United States currency. All references herein to “US$” or “dollars” refer to United States currency.

Section 3.                                          Ranking. The Convertible Preferred Shares shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank senior to each other class or series of shares of the Company that the Company may issue in the future the terms of which do not expressly provide that such class or series ranks equally with, or senior to, the Convertible Preferred Shares, with respect to dividend rights and/or rights upon liquidation, winding up or dissolution, including, without limitation, the Class A ordinary shares of the Company, par value US$0.00005 per share (the “Class A Ordinary Shares”) and the Class B ordinary shares of the Company, par value US$0.00005 per share (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) (such junior shares being referred to hereinafter collectively as “Junior Shares”).

The Convertible Preferred Shares shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank equally with each other class or series of shares of the Company that the Company may issue in the future the terms of which expressly provide that such class or series shall rank equally with the Convertible Preferred Shares with respect to dividend rights and rights upon liquidation, winding up or dissolution (“Parity Shares”).

The Convertible Preferred Shares shall, with respect to dividend rights and rights upon liquidation, winding up or dissolution, rank junior to each other class or series of shares of the Company that the Company may issue in the future the terms of which expressly provide that such class or series shall rank senior to the Convertible Preferred Shares with respect to dividend rights and rights upon liquidation, winding up or dissolution. The Convertible Preferred Shares shall also rank junior to the Company’s existing and future indebtedness.

Section 4.                                          Dividends.

(a)                                 The holders of Convertible Preferred Shares shall be entitled to receive, in priority to the holders of the Junior Shares, to the fullest extent permitted by law, cumulative preferred dividends per Convertible Preferred Share of an amount equal to 5.0% per annum of the Stated Value (as herein defined) of each Convertible Preferred Share (as may be adjusted as described in the proviso below, the “Regular Dividend Rate”), payable quarterly in arrears in accordance with Section 4(b), before any dividends shall be declared, set apart for or paid on the Junior Shares (such preferred dividends, the “Regular Dividends”); provided that, in the event (A) the Company pays any dividend on its Ordinary Shares in one or more Regular Dividend Periods (as herein defined) over four consecutive Regular Dividend Periods (the “Reference Period”) and (B) the aggregate amount of all dividend(s) paid by the Company on its Ordinary Shares over such Reference Period represents a dividend rate per Ordinary Share over such Reference Period of more than 5.0% per annum of the Stated Value of each Convertible Preferred Share over such Reference Period (such higher dividend rate per Ordinary Share paid on the Ordinary Shares, the “Ordinary Share Dividend Rate”), the Regular Dividend Rate with respect to such Reference Period shall be adjusted to an amount equal to the Ordinary Share Dividend Rate (treating each holder of Convertible Preferred Shares as being the holder of the number of Class A Ordinary Shares into which such holder’s Convertible Preferred Shares would be converted if such shares were converted pursuant to the provisions of Section 7 hereof as of each record date for the determination of holders of Ordinary Shares entitled to receive such dividend(s) paid on the Ordinary Shares over the Reference Period).  For purposes hereof, the term “Stated Value” shall mean US$1,000 per Convertible Preferred Share, as may be adjusted as described in Section 4(c).  In the event that the Company has not redeemed all of the Convertible Preferred Shares outstanding as of the eighth anniversary of the Issue Date pursuant to Section 8(a), the Regular Dividends for such outstanding Convertible Preferred Shares, notwithstanding Section 4(e)below, shall become payable in cash only thereafter, and the Regular Dividend Rate shall, as of the immediately succeeding Regular Dividend Period following the eighth anniversary of the Issue Date, be increased to 7.0% per annum of the Stated Value of each share of Convertible Preferred Shares, and such adjusted Regular Dividend Rate shall be further increased by 50 basis points per each Regular Dividend Period thereafter for so long as any Convertible Preferred Shares remain outstanding.

(b)                                 Regular Dividends shall be payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year (unless any such day is not a Business Day, in which event such Regular Dividends shall be payable on the next succeeding Business Day, without accrual to the actual payment date), commencing on June 15, 2019 (each such payment date being a “Regular Dividend Payment Date,” and the period from the Issue Date to the first Regular Dividend Payment Date and each such quarterly period thereafter being a “Regular Dividend Period”). The amount of Regular Dividends payable on the Convertible Preferred Shares for any period shall be computed on the basis of a 360-day year and the actual number of days elapsed.

(c)                                  Regular Dividends shall begin to accrue and be cumulative from the Issue Date (and with respect to PIK Shares (as herein defined), from the relevant Regular Dividend Payment Date in respect of which such PIK Shares were issued or were scheduled to be issued).  No Regular Dividends shall accrue on another Regular Dividend unless and until any Regular Dividend Payment Date for such other Regular Dividends has passed without such other Regular Dividends having been paid on such date, in which case Regular Dividends will accrue on such unpaid Regular Dividends (i.e., any unpaid Regular Dividends accrued pursuant to this Section 4(c) on each Regular Dividend Payment Date shall be added to the Stated Value until such Regular Dividends are paid in full).  For the avoidance of doubt, dividends shall accumulate whether or not in any Regular Dividend Period there have been funds of the Company legally available for the payment of such dividends.

(d)                                 Except as otherwise provided herein, if at any time the Company pays less than the total amount of Regular Dividends then accumulated with respect to the Convertible Preferred Shares, such payment shall be distributed pro rata among the holders thereof based upon the Stated Value on all Convertible Preferred Shares held by each such holder. When Regular Dividends are not paid in full upon the Convertible Preferred Shares, all Regular Dividends declared on Convertible Preferred Shares and any other Parity Shares shall be paid pro rata so that the amount of Regular Dividends so declared on the

Convertible Preferred Shares and each such other class or series of Parity Shares shall in all cases bear to each other the same ratio as accumulated Regular Dividends (for the full amount of dividends that would be payable for the most recently payable dividend period if dividends were declared in full on non-cumulative Parity Shares) on the Convertible Preferred Shares and such other class or series of Parity Shares bear to each other.

(e)                                  The Regular Dividends may, at the option of the Company in its sole and absolute discretion, to the fullest extent permitted by law and except where required pursuant to Section 4(a) to be paid in cash only, be paid in cash or in additional duly authorized, validly issued and fully paid and non-assessable Convertible Preferred Shares in lieu of cash (such additional Convertible Preferred Shares, the “PIK Shares”), or a combination thereof.  With respect to the payment of any Regular Dividends (or any portion thereof) in PIK Shares, the number of PIK Shares to be issued in payment of such Regular Dividend (or such portion thereof) with respect to each outstanding Convertible Preferred Share shall be determined by dividing (i) the amount of such Regular Dividend (or such portion thereof) by (ii) the Stated Value per Convertible Preferred Share.  To the extent that the payment of any Regular Dividend (or any portion thereof) in PIK Shares would result in the issuance of a fractional Convertible Preferred Share to any holder of Convertible Preferred Shares, then the amount of such fraction multiplied by the Stated Value per Convertible Preferred Share shall be paid in cash (unless there are no legally available funds with which to make such cash payment, in which event such cash payment shall be made as soon as possible thereafter).

(f)                                   Each Regular Dividend shall be payable to the holders of record of Convertible Preferred Shares as they appear on the register of members of the Company at the Close of Business on the fifteenth (15th) day preceding the Regular Dividend Payment Date (each, a “Regular Dividend Payment Record Date”) (unless any such day is not a Business Day, in which event the Regular Dividend Payment Record Date shall be the next succeeding Business Day).

(g)                                  From and after the time, if any, that the Company shall have failed to pay all accumulated and unpaid Regular Dividends for all prior Regular Dividend Periods in accordance with this Section 4, no dividends shall be declared or paid or set apart for payment, or other distribution declared or made, upon any Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired for any consideration (nor shall any moneys be paid to or made available for a sinking fund for the redemption of any such Junior Shares) by the Company, directly or indirectly until all such Regular Dividends have been paid in full without the consent of the holders of at least 75% of the then outstanding Convertible Preferred Shares; provided, however, that the foregoing limitation shall not apply to:

(1)                                 purchases, redemptions or other acquisitions of Junior Shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors, managers or consultants of or to the Company or any of its Subsidiaries;

(2)                                 an exchange, redemption, reclassification or conversion of any class or series of Junior Shares for any other class or series of Junior Shares including, without limitation, the exchange of Class A Ordinary Shares for Class B Ordinary Shares (or vice versa) in accordance with the provisions of the Memorandum and Articles; or

(3)                                 any dividend in the form of shares, warrants, options or other rights where the dividended shares or the shares issuable upon exercise of such warrants, options or other rights is the same share as that on which the dividend is being paid or ranks equal or junior to that share.

Section 5.                                          Liquidation, Dissolution or Winding Up.

(a)                                 Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company (each, a “Liquidation”), after satisfaction of all liabilities and obligations to creditors of the Company and before any distribution or payment shall be made to holders of any Junior Shares, each holder of Convertible Preferred Shares shall be entitled to receive, out of the assets of the Company or proceeds thereof (whether capital or surplus) legally available therefor, an amount per Convertible Preferred Share equal to the greater of:

(1)                                 the Stated Value per Convertible Preferred Share, plus an amount equal to any Regular Dividends accumulated but unpaid thereon (whether or not declared) after the immediately preceding Regular Dividend Payment Date to but excluding the date of Liquidation; and

(2)                                 the payment such holders would have received had such holders, immediately prior to such Liquidation converted their Convertible Preferred Shares into Class A Ordinary Shares (at the then applicable Conversion Rate) pursuant to Section 7,

(the greater of (1) and (2) is referred to herein as the “Liquidation Preference”).  Holders of Convertible Preferred Shares will not be entitled to any other amounts from the Company after they have received the full amounts provided for in this Section 5(a) and will have no right or claim to any of the Company’s remaining assets.

(b)                                 If, in connection with any distribution described in Section 5(a) above, the assets of the Company or proceeds thereof are not sufficient to pay in full the Liquidation Preference payable on the Convertible Preferred Shares and the corresponding amounts payable on the Parity Shares, then such assets, or the proceeds thereof, shall be paid pro rata in accordance with the full respective amounts which would be payable on such shares if all amounts payable thereon were paid in full.

(c)                                  For purposes of this Section 5, the merger or consolidation of the Company with or into any other Company or other entity, or the sale, conveyance, lease or other disposition of all or substantially all of the assets of the Company, shall not constitute a liquidation, dissolution or winding up of the Company.

Section 6.                                          Voting Rights.

(a)                                 The holders of the Convertible Preferred Shares shall be entitled to (i) vote with the holders of the Ordinary Shares on all matters submitted for a vote of holders of Ordinary Shares, (ii) a number of votes per Convertible Preferred Share equal to the number of Class A Ordinary Share into which each such Convertible Preferred Share is then convertible at the time of the related record date and (iii) notice of all shareholders’ meetings (or pursuant to any action by written consent) in accordance with the Memorandum and Articles as if the holders of Convertible Preferred Shares were holders of Class A Ordinary Shares.  Except as provided by law or by the provisions of Section 6(b), holders of Convertible Preferred Shares shall vote together with the holders of Ordinary Shares as a single class.

(b)                                 For so long as any Convertible Preferred Shares remain outstanding, the Company shall not, without first obtaining the written consent or affirmative vote at a meeting called for that purpose by holders of at least 75% of the then outstanding Convertible Preferred Shares, take any of the following actions:

(1)                                 amend or modify the rights, preferences, privileges or voting powers of the Convertible Preferred Shares;

(2)                                 change, amend, alter or repeal any provisions of the Memorandum and Articles in a manner that materially and adversely affects the rights, preferences, privileges or voting powers of the Convertible Preferred Shares differently from the other classes of Capital Shares; or

(3)                                 increase or decrease the number of authorized Convertible Preferred Shares or issue any additional Convertible Preferred Shares (except that the issuance by the Company of any PIK Shares in accordance with the terms hereof shall not require any such written consent or affirmative vote of such holders of Convertible Preferred Shares pursuant to this Section 6(b)(3));

provided that, for the avoidance of doubt, (A) the issuance by the Company of any new Capital Shares with any right, preference, privilege or power which is on parity with, or senior to, the Convertible Preferred Shares shall not be deemed to require such written consent or affirmative vote of such holders of Convertible Preferred Shares pursuant to Section 6(b) (and, for the avoidance of doubt, such new Capital Shares shall be deemed to be on parity with, or senior to, the Convertible Preferred Shares if the terms thereof grant to the holders thereof any or all of (x) the right to receive dividends, (y) the right to receive distributions upon liquidation, dissolution or winding up, and (z) the right to redeem such new Capital Shares, in each case on parity with or in priority to the Convertible Preferred Shares), and (B) the granting, to such holders of such new Capital Shares, of any such other right, preference, privilege or power as are deemed by Board (in its sole and absolute discretion) to be customary in equity financings, shall not be deemed to require such written consent or affirmative vote of such holders of Convertible Preferred Shares pursuant to Section 6(b).

Section 7.                                          Conversion.

(a)                                 Mandatory Conversion at the Company’s Election.  If, at any time beginning on March 15, 2022, (i) the VWAP per American Depository Share of the Company (each representing 8 Class A Ordinary Shares, the “ADS”), equals or exceeds US$53.40 (adjusted as described in Section 9) for at least twenty (20) Trading Days in any period of thirty (30) consecutive Trading Days and (ii) the average daily trading volume of the ADS for such 20 qualifying Trading Days is at least US$10,000,000 in the aggregate, at the Company’s election, all (but not less than all) of the Convertible Preferred Shares then outstanding shall, on the Mandatory Conversion Date (as herein defined), be converted into a number of Class A Ordinary Shares equal to the product of (i) the aggregate Stated Value of the Convertible Preferred Shares to be converted divided by the Stated Value per Convertible Preferred Share multiplied by (ii) the Conversion Rate (as herein defined) then in effect, plus cash in lieu of fractional shares, as set out in Section 9(i), plus an amount of cash per Convertible Preferred Share equal to accrued but unpaid dividends on such Convertible Preferred Share after the immediately preceding Regular Dividend Payment Date to but excluding the Mandatory Conversion Date, out of funds legally available therefor (the “Mandatory Conversion”).

(b)                                 Mandatory Conversion Procedures.  If the Company elects to effect a Mandatory Conversion, the Company shall, within ten (10) Business Days following the completion of the applicable thirty (30) consecutive Trading Days period referred to in Section 7(a), provide a notice of Mandatory Conversion to each holder of Convertible Preferred Shares (such notice, a “Mandatory Conversion Notice”).  The Mandatory Conversion shall be effected on a date selected by the Company (the “Mandatory Conversion Date”), which date shall be no less than ten (10) Business Days and no more than twenty (20) Business Days after the date on which the Company provides the Mandatory Conversion Notice to the holders of Convertible Preferred Shares. The Mandatory Conversion Notice provided by the Company to each holder of Convertible Preferred Shares shall state, as appropriate:

(1)                                 the Mandatory Conversion Date selected by the Company; and

(2)                                 the Conversion Rate as in effect on the Mandatory Conversion Date, the number of shares of Class A Ordinary Shares to be issued to such holder upon conversion of each Convertible Preferred Share held by such holder and, if applicable, the amount of accrued but unpaid dividends on each Convertible Preferred Share after the immediately preceding Regular Dividend Payment Date to but excluding the Mandatory Conversion Date to be paid to such holder upon conversion of each Convertible Preferred Share held by such holder.

(c)                                  Optional Conversion.  At any time, each holder of Convertible Preferred Shares shall have the right, at such holder’s option, to convert any or all of such holder’s Convertible Preferred Shares, and the Convertible Preferred Shares to be converted shall be converted into a number of Class A Ordinary Shares equal to the product of (i) the aggregate Stated Value of the Convertible Preferred Shares to be converted divided by the Stated Value per Convertible Preferred Share multiplied by (ii) the Conversion Rate then in effect, plus cash in lieu of fractional shares, as set out in Section 9(i), plus an amount in cash per Convertible Preferred Share equal to accrued but unpaid dividends on such Convertible Preferred Share after the immediately preceding Regular Dividend Payment Date to but excluding the applicable Optional Conversion Date (as herein defined), out of funds legally available therefor; provided that, no right of conversion may be exercisable by a holder of Convertible Preferred Shares in respect of fewer than such number of Convertible Preferred Shares with an aggregate Stated Value of US$10,000,000 (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Convertible Preferred Shares), unless such conversion relates to all Convertible Preferred Shares held by such holder.

(d)                                 Optional Conversion Procedures. A holder must do each of the following in order to convert its Convertible Preferred Shares pursuant to Section 7(c):

(1)                                 complete and manually sign the conversion notice provided by the Conversion Agent (as herein defined), and deliver such notice to the Conversion Agent;

(2)                                 deliver to the Conversion Agent the certificate or certificates representing the Convertible Preferred Shares to be converted (or, if such certificate or certificates have been lost, stolen or destroyed, a lost certificate affidavit and indemnity in form and substance reasonably acceptable to the Company);

(3)                                 if required, furnish appropriate endorsements and transfer documents in form and substance reasonably acceptable to the Company; and

(4)                                 if required, pay any share transfer, documentary, stamp or similar taxes not payable by the Company pursuant to Section 7(h).

The “Optional Conversion Date” means the date on which a holder complies in all respects with the procedures set forth in this Section 7(d).

(e)                                  Effect of Conversion.  Effective immediately prior to the Close of Business on the Mandatory Conversion Date or the Optional Conversion Date (as the case may be, the applicable “Conversion Date”) applicable to any Convertible Preferred Shares, dividends shall no longer accrue or be declared on any such Convertible Preferred Shares and such Convertible Preferred Shares shall cease to be outstanding.

(f)                                   Record Holder of Underlying Securities as of Conversion Date.  The Person or Persons entitled to receive the Class A Ordinary Shares and, to the extent applicable, cash, issuable upon conversion of Convertible Preferred Shares on a Conversion Date shall be treated for all purposes as the record holder(s) of such Class A Ordinary Shares  and/or cash as of the Close of Business on such Conversion Date.  As promptly as practicable on or after the Conversion Date and compliance by the applicable holder with the relevant conversion procedures contained in Section 7(d) (and in any event no later than three Trading Days thereafter), the Company shall allot and issue the number of whole Class A Ordinary Shares issuable upon conversion (and deliver payment of cash in lieu of fractional shares) and enter the name of the applicable holder in the register of members of the Company in respect of such Class A Ordinary Shares so allotted and issued.  Such delivery of Class A Ordinary Shares  and, if applicable, cash shall be made, at the option of the applicable holder, in certificated form or by book-entry.  Any such certificate or certificates shall be delivered by the Company to the appropriate holder on a book-entry basis or by mailing certificates evidencing the shares to the holders at their respective addresses as set forth in the conversion notice.  If fewer than all of the Convertible Preferred Shares held by any holder hereto are converted pursuant to Section 7(b), then a new certificate representing the unconverted Convertible Preferred Shares shall be issued to such holder concurrently with the issuance of the certificates (or book-entry shares) representing the applicable Class A Ordinary Shares.  In the event that a holder shall not by written notice designate the name in which Class A Ordinary Shares  and, to the extent applicable, cash to be delivered upon conversion of Convertible Preferred Shares should be registered or paid, or the manner in which such shares and, if applicable, cash should be delivered, the Company shall be entitled to register and deliver such shares and, if applicable, cash in the name of the holder and in the manner shown on the records of the Company.

(g)                                  Status of Converted or Acquired Shares.  Convertible Preferred Shares duly converted in accordance with the terms hereof, or otherwise acquired by the Company in any manner whatsoever, shall be cancelled promptly after the acquisition thereof.  All such shares shall upon their cancellation become authorized but unissued preferred shares of the Company, without designation as to series, until such shares are once more designated as part of a particular series by the Board pursuant to the provisions of the Memorandum and Articles.

(h)                                 Taxes.

(1)                                 The Company and its paying agent shall be entitled to withhold taxes on all payments on the Convertible Preferred Shares or Class A Ordinary Shares or other securities issued upon conversion of the Convertible Preferred Shares to the extent required by law.   Prior to the date of any such payment, each holder of Convertible Preferred Shares shall deliver to the Company or its paying agent a duly executed, valid, accurate and properly completed Internal Revenue Service Form W-9 or an appropriate Internal Revenue Service Form W-8, as applicable.

(2)                                 Absent a change in law or Internal Revenue Service practice, or a contrary determination (as defined in Section 1313(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”)), each holder of Convertible Preferred Shares agrees not to treat the Convertible Preferred Shares (based on their terms as set forth herein) as “preferred stock” within the meaning of Section 305 of the Code, and Treasury Regulation Section 1.305-5 for United States federal income tax and withholding tax purposes and shall not take any position inconsistent with such treatment.

(3)                                 The Company shall pay any and all documentary, stamp and similar issue or transfer tax due on (x) the issue of the Convertible Preferred Shares and (y) the issue of Class A Ordinary Shares  upon conversion of the Convertible Preferred Shares.  However, in the case of conversion of Convertible Preferred Shares, the Company shall not be required to pay any tax or duty that may be payable in respect of any transfer involved in the issue and delivery of Class A Ordinary Shares or Convertible Preferred Shares in a name other than that of the holder of the shares to be converted, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax or duty, or has established to the satisfaction of the Company that such tax or duty has been paid.

Each holder of Convertible Preferred Shares and the Company agree to cooperate with each other in connection with any redemption of part of the Convertible Preferred Shares and to use good faith efforts, at such holders’ expense, to structure such redemption so that such redemption may be treated as a sale or exchange pursuant to Section 302 of the Code; provided that nothing in this Section 7(h) shall require the Company to purchase any Convertible Preferred Shares, and provided further that the Company makes no representation or warranty in this Section 7(h) regarding the tax treatment of any redemption of Convertible Preferred Shares.

Section 8.                                          Redemption and Repurchase.

(a)                                 Optional Redemption by the Company. The Convertible Preferred Shares may be redeemed, in whole or in part, at any time after March 15, 2027, at the option of the Company, upon giving notice of redemption pursuant to Section 8(c), at a redemption price per share equal to the sum of the Stated Value per Convertible Preferred Share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such Convertible Preferred Shares after the immediately preceding Regular Dividend Payment Date to but excluding the date of redemption.

(b)                                 Repurchase at the Option of the Holder Upon a Fundamental Change.

(1)                                 Upon the occurrence of a Fundamental Change, each holder of Convertible Preferred Shares shall have the right to require the Company to repurchase, by irrevocable, written notice to the Company, all or any portion of such holder’s Convertible Preferred Shares at a purchase price per Convertible Preferred Share equal to the greater of (i) the sum of (x) 100% multiplied by the Stated Value per Convertible Preferred Share plus (y) an amount equal to accrued but unpaid dividends on such Convertible Preferred Share after the immediately preceding Regular Dividend Payment Date to but excluding the date of repurchase, plus (z) solely in the event that such Fundamental Change occurs prior to the third anniversary of the Issue Date, the present value of all undeclared Regular Dividends for the Regular Dividend Periods from the date of redemption to, and including, the third anniversary of the Issue Date, in each case, discounted to the date of redemption on the basis of actual days elapsed (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, and (ii) the amount of cash and/or other assets such holder would have received had such holder, immediately prior to the occurrence of such Fundamental Change, converted such Convertible Preferred Shares into Class A Ordinary Shares pursuant to Section 7(c) (the “Fundamental Change Repurchase Price”); provided that, in each case (but, for the avoidance of doubt, not in the event where such holder actually converts its Convertible Preferred Shares into Class A Ordinary Shares), the Company shall only be required to pay the Fundamental Change Repurchase Price after (i) the Satisfaction of the Indebtedness Obligations and (ii) to the extent such repurchase can be made out of funds legally available therefor.

(2)                                 Within 30 days of the occurrence of a Fundamental Change, the Company shall send notice by first class mail, postage prepaid, addressed to the holders of record of the Convertible Preferred Shares at their respective last addresses appearing in the register of members of the Company stating (1) that a Fundamental Change has occurred, (2) that all Convertible Preferred Shares tendered prior to a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed shall be accepted for repurchase and (3) the procedures that holders of the Convertible Preferred Shares must follow in order for their Convertible Preferred Shares to be repurchased, including the place or places where certificates for such shares are to be surrendered for payment of the repurchase price. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Convertible Preferred Shares designated for repurchase shall not affect the validity of the proceedings for the repurchase of any other Convertible Preferred Shares.

(c)                                  Notice of Redemption at the Option of the Company. Notice of every redemption of Convertible Preferred Shares pursuant to Section 8(a) shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing in the register of members of the Company. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Section 8(c) shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Convertible Preferred Shares designated for redemption shall not affect the validity of the proceedings for the redemption of any other Convertible Preferred Shares. Each notice of redemption given to a holder shall state: (1) the redemption date; (2) the number of Convertible Preferred Shares to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d)                                 Partial Redemption. In case of any redemption of part of the Convertible Preferred Shares at the time outstanding pursuant to this Section 8, the Convertible Preferred Shares to be redeemed shall be selected pro rata. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Convertible Preferred Shares shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e)                                  Effectiveness of Redemption. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside for payment by the Company for the benefit of the holders of any Convertible Preferred Shares called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date, dividends shall cease to accrue on all Convertible Preferred Shares so called for redemption, all such shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.

(f)                                   Financing for Redemption of Convertible Preferred Shares.  In the event that any Convertible Preferred Shares remain outstanding from and after the tenth anniversary of the Issue Date, the holders of Convertible Preferred Shares constituting at least 90% of the Convertible Preferred Shares issued as of the Issue Date (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Convertible Preferred Shares) shall have the right to require the Company (by written notice to the Company) to sell all or a portion of its business and/or to conduct other fundraising or refinancing activities (which shall include, but not be limited to, such holders, acting collectively, selecting an investment banking firm, subject to the Company’s reasonable prior written consent, to facilitate such activities), and use reasonable best efforts to consummate such sale or to issue equity or debt securities (or obtain other debt financing) in an amount sufficient to redeem in full in cash, and use best endeavors to as soon as reasonably practicable redeem in full in cash, all of the Convertible Preferred Shares then outstanding at a redemption price per share equal to the sum of the Stated Value per Convertible Preferred Share to be redeemed plus an amount per share equal to accrued but unpaid dividends on such Convertible Preferred Shares after the immediately preceding Regular Dividend Payment

Date to but excluding the date of redemption.  For the avoidance of doubt, this Section 8(f) and such right of such holders of Convertible Preferred Shares described above shall immediately terminate, lapse and be of no further force or effect upon the conversion by one or more holders of Convertible Preferred Shares of, collectively, more than 10% of the Convertible Preferred Shares issued as of the Issue Date (as adjusted for any split, subdivision, combination, consolidation, recapitalization or similar event with respect to the Convertible Preferred Shares).

Section 9.                                          Anti-Dilution Provisions.

(a)                                 Adjustments.  The Conversion Rate will be subject to adjustment, without duplication, under the following circumstances, except that no adjustments to the Conversion Rate shall be made if holders of the Convertible Preferred Shares participate, at the same time and upon the same terms as holders of Ordinary Shares and solely as holders of Convertible Preferred Shares, in any transaction described in this Section 9(a), without having to convert their Convertible Preferred Shares, as if such holders held a number of Class A Ordinary Shares into which their Convertible Preferred Shares would be converted if such shares were converted pursuant to the provisions of Section 7 hereof immediately prior to any such transaction:

(1)                                 the issuance of Ordinary Shares as a dividend or distribution to all or substantially all holders of Ordinary Shares, or a subdivision or combination of Ordinary Shares or a reclassification of Ordinary Shares into a greater or lesser number of Ordinary Shares , in which event the Conversion Rate will be adjusted based on the following formula:

where,

CR0                         =                                         the Conversion Rate in effect immediately prior to the Close of Business on (i) the Record Date for such dividend or distribution, or (ii) the effective date of such subdivision, combination or reclassification;

CR1                         =                                         the new Conversion Rate in effect immediately after the Close of Business on (i) the Record Date for such dividend or distribution, or (ii) the effective date of such subdivision, combination or reclassification;

OS0                           =                                         the number of Ordinary Shares outstanding immediately prior to the Close of Business on (i) the Record Date for such dividend or distribution or (ii) the effective date of such subdivision, combination or reclassification; and

OS1                           =                                         the number of Ordinary Shares that would be outstanding immediately after, and solely as a result of, the completion of such event (including, for the avoidance of doubt, a number of Ordinary Shares equal to OS0 in the event of a dividend or distribution that does not involve the surrender or exchange of Ordinary Shares).

Any adjustment made pursuant to this clause (1) shall be effective immediately prior to the Open of Business on the Trading Day immediately following the Record Date, in the case of a dividend or distribution, or the effective date in the case of a subdivision, combination or reclassification.  If any such event is declared but does not occur, the Conversion Rate shall be readjusted, effective as of the date the Board announces that such event shall not occur, to the Conversion Rate that would then be in effect if such event had not been declared.

(2)                                 the Company shall, by dividend or otherwise, distribute to all or substantially all holders of its Ordinary Shares (subject to an exception for cash in lieu of fractional shares) any class of Capital Shares (other than Ordinary Shares as covered by Section 9(a)(1)), evidences of its indebtedness, assets, other property or securities or rights, options or warrants to acquire Capital Shares or other securities, but excluding (A) dividends or distributions referred to in Section 9(a)(1) hereof, (B) dividends or distributions paid exclusively in cash, and (C) Spin-Off Transactions as to which the provision set forth below in this Section 9(a)(2) shall apply (any of such Capital Shares, indebtedness, assets, property or rights, options or warrants to acquire Ordinary Shares or other securities, hereinafter in this Section 9(a)(2) called the “Distributed Property”), then, in each such case the Conversion Rate shall be adjusted based on the following formula:

where,

CR0                         =                                         the Conversion Rate in effect immediately prior to the Close Of Business on the Record Date for such dividend or distribution;

CR1                         =                                         the new Conversion Rate in effect immediately after the Close of Business on the Record Date for such dividend or distribution;

SP0                             =                                         the Closing Price on the Trading Day immediately preceding the Record Date for such dividend or distribution; and

C                                       =                                         (x) the fair market value (as determined in good faith by the Board) of the portion of Distributed Property distributed with respect to each outstanding Ordinary Shares on the Record Date for such dividend or distribution, minus (y) the amount of the Regular Dividend payable on each Convertible Preferred Share pursuant to Section 4 on the Regular Dividend Payment Date that occurs during the Regular Dividend Period in which the transaction described in this Section 9(a)(2) occurs (excluding, for the avoidance of doubt, the aggregate amount of all unpaid Regular Dividends accrued on each Convertible Preferred Share prior to such Regular Dividend Payment Date); provided that, if C is equal or greater than SP0, then in lieu of the foregoing adjustment, the Company shall distribute to each holder of Convertible Preferred Shares on the date the applicable Distributed Property is distributed to holders of Ordinary Shares, but without requiring such holder to convert its Convertible Preferred Shares, the amount of Distributed Property such holder would have received had such holder owned a number of Ordinary Shares equal to the Conversion Rate on the Record Date fixed for determination for shareholders entitled to receive such distribution; provided, further, that if C is equal to or less than zero (0), the foregoing adjustment shall not be made.

With respect to an adjustment pursuant to this Section 9(a)(2) in connection with a Spin-Off Transaction, the Conversion Rate in effect immediately prior to the effective date of the Spin-Off Transaction shall be adjusted based on the following formula:

where,

CR0                         =                                         (x) the Distribution Ratio, multiplied by (y) the Conversion Rate in effect immediately prior to the Close of Business on the effective date of the Spin-Off Transaction;

CR1                         =                                         the new Conversion Rate in effect immediately after the Close of Business on the effective date of the Spin-Off Transaction;

FMV                    =                                         (x) (1) the Distribution Ratio, multiplied by (2) the arithmetic average of the volume-weighted average prices for a share or similar equity interest distributed to holders of Ordinary Shares on the principal United States securities exchange on which such share or equity interest trades, as reported by Bloomberg, L.P. (or, if Bloomberg ceases to publish such price, any successor service reasonably chosen by the Company) in respect of the period from the open of trading on the relevant Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, the market price of one share or equity interest on such Trading Day determined, using a volume-weighted average method (“VWAP”), by a nationally recognized investment banking firm (unaffiliated with the Company) retained for such purpose by the Company), for each of the ten consecutive full Trading Days commencing with, and including, the effective date of the Spin-Off Transaction, minus (y) the amount of the Regular Dividend payable on each Convertible Preferred Share pursuant to Section 4 on the Regular Dividend Payment Date that occurs during the Regular Dividend Period in which the effective date of such Spin-Off Transaction occurs (excluding, for the avoidance of doubt, the aggregate amount of all unpaid Regular Dividends accrued on each Convertible Preferred Share prior to such Regular Dividend Payment Date); provided that if FMV is equal to or less than zero (0), the foregoing adjustment shall not be made; and

MP0                        =                                         (x) the Distribution Ratio, multiplied by (y) the arithmetic average of the VWAP for each of the five consecutive full Trading Days commencing with, and including, the effective date of the Spin-Off Transaction.

(b)                                 Calculation of Adjustments.  All adjustments to the Conversion Rate shall be calculated by the Company to the nearest 1/10,000th of one Class A Ordinary Share (or if there is not a nearest 1/10,000th of a share, to the next lower 1/10,000th of a share).  No adjustment to the Conversion Rate will be required unless such adjustment would require an increase or decrease of at least one percent of the Conversion Rate; provided, however, that any such adjustment that is not required to be made will be carried forward and taken into account in any subsequent adjustment; provided, further that any such adjustment of less than one percent that has not been made will be made upon any Conversion Date.

(c)                                  When No Adjustment Required.

(1)                                 Except as otherwise expressly provided in this Section 9, the Conversion Rate will not be adjusted for the issuance of Ordinary Shares  or any securities convertible into or exchangeable or exercisable for Ordinary Shares  or carrying the right to purchase any of the foregoing, or for the repurchase or redemption of Ordinary Shares.

(2)                                 Except as otherwise expressly provided in this Section 9, no adjustment of the Conversion Rate shall be made as a result of the issuance of, the distribution of separate certificates representing, the exercise or redemption of, or the termination or invalidation of, rights pursuant to any shareholder rights plans.

(3)                                 Notwithstanding the foregoing, no adjustment to the Conversion Rate shall be made:

(A)                               upon the issuance of any Ordinary Shares  pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on securities of the Company and the investment of additional optional amounts in Ordinary Shares  under any plan in which purchases are made at market prices on the date or dates of purchase, without discount, and whether or not the Company bears the ordinary costs of administration and operation of the plan, including brokerage commissions;

(B)                               upon the issuance of any Ordinary Shares or options or rights to purchase such shares pursuant to any present or future employee, director, manager or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries or of any employee agreements or arrangements or programs;

(C)                               upon the issuance of any Ordinary Shares pursuant to any option, warrant, right, or exercisable, exchangeable or convertible security outstanding as of the Issue Date (including, without limitation, the Convertible Preferred Shares and the Company’s convertible senior notes due June 1, 2025 issued in an aggregate principal amount of US$300.0 million);

(D)                               for a change in the par value of the Ordinary Shares; or

(E)                                for accrued and unpaid dividends on the Convertible Preferred Shares.

(d)                                 Successive Adjustments.  After an adjustment to the Conversion Rate under this Section 9, any subsequent event requiring an adjustment under this Section 9 shall cause an adjustment to each such Conversion Rate as so adjusted.

(e)                                  Multiple Adjustments.  For the avoidance of doubt, if an event occurs that would trigger an adjustment to the Conversion Rate pursuant to this Section 9 under more than one subsection hereof (other than where holders of Convertible Preferred Shares are entitled to elect the applicable adjustment, in which case such election shall control), such event, to the extent fully taken into account in a single adjustment, shall not result in multiple adjustments hereunder; provided, however, that if more than one subsection of this Section 9 is applicable to a single event, the subsection shall be applied that produces the largest adjustment.

(f)                                   Other Adjustments.  The Company may, but shall not be required to, make such increases in the Conversion Rate, in addition to those required by this Section 9, as the Board considers to be advisable in order to avoid or diminish any income tax to any holders of Ordinary Shares resulting from any dividend or distribution of shares or issuance of rights or warrants to purchase or subscribe for shares or from any event treated as such for income tax purposes or for any other reason.

(g)                                  Notice of Adjustments.  Whenever the Conversion Rate is adjusted as provided under this Section 9, the Company shall as soon as reasonably practicable following the occurrence of an event that requires such adjustment (or if the Company is not aware of such occurrence, as soon as reasonably practicable after becoming so aware) or the date the Company makes an adjustment pursuant to Section 9(f):

(1)                                 compute the adjusted applicable Conversion Rate in accordance with this Section 9 and prepare and transmit to the Conversion Agent an officer’s certificate setting forth the applicable Conversion Rate, the method of calculation thereof in reasonable detail, and the facts requiring such adjustment and upon which such adjustment is based; and

(2)                                 provide a written notice to the holders of the Convertible Preferred Shares of the occurrence of such event and a statement in reasonable detail setting forth the method by which the adjustment to the applicable Conversion Rate was determined and setting forth the adjusted applicable Conversion Rate.

(h)                                 Conversion Agent.  The Conversion Agent shall not at any time be under any duty or responsibility to any holder of Convertible Preferred Shares to determine whether any facts exist that may require any adjustment of the applicable Conversion Rate or with respect to the nature or extent or calculation of any such adjustment when made, or with respect to the method employed in making the same.  The Conversion Agent shall be fully authorized and protected in relying on any officer’s certificate delivered pursuant to Section 9(g) and any adjustment contained therein and the Conversion Agent shall not be deemed to have knowledge of any adjustment unless and until it has received such certificate.  The Conversion Agent shall not be accountable with respect to the validity or value (or the kind or amount) of any Ordinary Shares , or of any securities or property, that may at the time be issued or delivered with respect to any Convertible Preferred Shares; and the Conversion Agent makes no representation with respect thereto.  The Conversion Agent, if other than the Company, shall not be responsible for any failure of the Company to issue, transfer or deliver any Ordinary Shares  pursuant to the conversion of Convertible Preferred Shares or to comply with any of the duties, responsibilities or covenants of the Company contained in this Section 9.

(i)                                     Fractional Shares.  No fractional  Class A Ordinary Shares will be delivered to the holders of Convertible Preferred Shares upon conversion.  In lieu of fractional shares otherwise issuable, holders of Convertible Preferred Shares will be entitled to receive an amount in cash equal to the fraction of a Class A Ordinary Share , multiplied by the Closing Price of the Class A Ordinary Shares  on the Trading Day immediately preceding the applicable Conversion Date.  In order to determine whether the number of shares of Class A Ordinary Shares  to be delivered to a holder of Convertible Preferred Shares upon the conversion of such holder’s Convertible Preferred Shares will include a fractional share (in lieu of which cash would be paid hereunder), such determination shall be based on the aggregate number of Convertible Preferred Shares of such holder that are being converted on any single Conversion Date.

(j)                                    Reorganization Events.  In the event of:

(1)                                 any reclassification, statutory exchange, merger, consolidation or other similar business combination of the Company with or into another Person, in each case, pursuant to which the Ordinary Shares  (but not the Convertible Preferred Shares) is changed or converted into, or exchanged for, cash, securities or other property of the Company or another person;

(2)                                 any sale, transfer, lease or conveyance to another Person of all or substantially all the property and assets of the Company, in each case pursuant to which the Ordinary Shares  (but not the Convertible Preferred Shares) is converted into cash, securities or other property; or

(3)                                 any statutory exchange of securities of the Company with another Person (other than in connection with a merger or acquisition) or reclassification, recapitalization or reorganization of the Ordinary Shares (but not the Convertible Preferred Shares) into other securities,

(each of which is referred to as a “Reorganization Event”) each Convertible Preferred Shares outstanding immediately prior to such Reorganization Event will, without the consent of the holders of Convertible Preferred Shares (unless otherwise required by the Investment Agreement) and subject to Section 9(k), remain outstanding but shall become convertible into, out of funds legally available therefor, the number, kind and amount of securities, cash and other property (the “Exchange Property”) (without any interest on such Exchange Property and without any right to dividends or distribution on such Exchange Property which have a record date that is prior to the applicable Conversion Date) that the holder of such Convertible Preferred Shares would have received in such Reorganization Event had such holder converted its Convertible Preferred Shares into the applicable number of Class A Ordinary Shares  immediately prior to the effective date of the Reorganization Event, assuming that such holder is not a Person with which the Company consolidated or into which the Company merged or which merged into the Company or to which such sale or transfer was made, as the case may be (any such Person, a “Constituent Person”), or an Affiliate of a Constituent Person to the extent such Reorganization Event provides for different treatment of Ordinary Shares held by Affiliates of the Company and non-Affiliates; provided that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each Ordinary Shares held immediately prior to such Reorganization Event by a Person other than a Constituent Person or an Affiliate thereof, then for the purpose of this Section 9(j), the kind and amount of securities, cash and other property receivable upon such Reorganization Event will be deemed to be the weighted average of the types and amounts of consideration received by the holders of Ordinary Shares.

(k)                                 Exchange Property Election.  In the event that the holders of the Ordinary Shares  have the opportunity to elect the form of consideration to be received in such transaction, the Exchange Property that the holders of Convertible Preferred Shares shall be entitled to receive shall be determined by the holders of at least 75% of the outstanding Convertible Preferred Shares on or before the earlier of (i) the deadline for elections by holders of Ordinary Shares  and (ii) two Business Days before the anticipated effective date of such Reorganization Event.  The number of units of Exchange Property for each Convertible Preferred Shares converted following the effective date of such Reorganization Event shall be determined from among the choices made available to the holders of the Ordinary Shares  and based on the per share amount as of the effective date of the Reorganization Event, determined as if the references to “ Ordinary Shares” herein were to “units of Exchange Property.”

(l)                                     Successive Reorganization Events.  The above provisions of Section 9(j) and Section 9(k) shall similarly apply to successive Reorganization Events and the provisions of Section 9 shall apply to any Capital Shares (or capital any other issuer) received by the holders of the Ordinary Shares  in any such Reorganization Event.

(m)                             Reorganization Event Notice.  The Company (or any successor) shall, no less than 20 Business Days prior to the occurrence of any Reorganization Event, provide written notice to the holders of Convertible Preferred Shares of such occurrence of such event and of the kind and amount of the cash, securities or other property that constitutes the Exchange Property.  Failure to deliver such notice shall not affect the operation of this Section 9.

(n)                                 The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless (i) such agreement provides for or does not interfere with or prevent (as applicable) conversion of the Convertible Preferred Shares into the Exchange Property in a manner that is consistent with and gives effect to this Section 9, and (ii) to the extent that the Company is not the surviving Company in such Reorganization Event or will be dissolved in connection with such Reorganization Event, proper provision shall be made in the agreements governing such Reorganization Event for the conversion of the Convertible Preferred Shares into shares of the Person surviving such Reorganization Event or such other continuing entity in such Reorganization Event, or in the case of a Reorganization Event described in Section 9(j)(1), an exchange of Convertible Preferred Shares for the shares of the

Person to whom the Company’s assets are conveyed or transferred, having voting powers, preferences, and relative, participating, optional or other special rights as nearly equal as possible to those provided herein.

Section 10.                                   Reservation of Shares.

The Company shall at all times when the Convertible Preferred Shares shall be outstanding reserve and keep available, free from preemptive rights, for issuance upon the conversion of Convertible Preferred Shares, such number of its authorized but unissued Class A Ordinary Shares as will from time to time be sufficient to permit the conversion of all outstanding Convertible Preferred Shares.  Prior to the delivery of any securities which the Company shall be obligated to deliver upon conversion of the Convertible Preferred Shares, the Company shall comply with all applicable laws and regulations which require action to be taken by the Company.

Section 11.                                   Notices.

Any and all notices or other communications or deliveries hereunder shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to or at the Close of Business on a Business Day and electronic confirmation of receipt is received by the sender, (ii) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Business Day or later than the Close of Business on any Business Day, (iii) the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given. The addresses for such communications shall be: (i) if to the Company, attention: Chief Executive Officer and General Counsel, or (ii) if to a holder of Convertible Preferred Shares, to the address or facsimile number appearing on the Company’s shareholder records or such other address or facsimile number as such holder may provide to the Company in accordance with this Section 11.

Section 12.                                   Certain Definitions.

As used herein, the following terms shall have the following meanings, unless the context otherwise requires:

“ADS” shall have the meaning ascribed to it in Section 7(a).

“Affiliate” with respect to any person, any person directly or indirectly controlling, controlled by or under common control with, such other person.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such person, whether through the ownership of voting securities by contract or otherwise.

“Beneficially Own” shall mean “beneficially own” as defined in Rule 13d-3 and 13d-5 of the Exchange Act.

“Board” shall mean the Board of Directors of the Company.

“Business Day” shall mean any day except Saturday, Sunday and any day which shall be a legal holiday or a day on which banking institutions in the State of New York, the PRC or Hong Kong generally are authorized or required by law or other governmental actions to close.

“Capital Shares” shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) shares issued by the Company.

“Change of Control”, as to any holder of Convertible Preferred Shares, shall mean the occurrence of any of the following (for purposes of this definition, “Person” shall include any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act):

(1)                                 any Person (other than (w) such holder and/or any of its Affiliates, (x) STT GDC Pte. Ltd. and/or any of its Affiliates, (y) the Company and/or any of its Subsidiaries and (z) Mr. William Wei Huang, the chairman and chief executive officer of the Company as of the date hereof) (such Person, a “COC Counterparty”) shall Beneficially Own, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, the Company’s Capital Shares entitling such Person to exercise more than 50% of the total voting power of all classes of Voting Shares of the Company;

(2)                                 the consummation of a sale, transfer, lease, conveyance or other disposition, in one or a series of related transactions, of all or substantially all of the consolidated property or assets of the Company and its Subsidiaries, taken as a whole, to a COC Counterparty (for the avoidance of doubt, a merger or consolidation of the Company with or into a COC Counterparty is not subject to this sub-clause (2)); or

(3)                                 any transaction or series of related transactions is consummated in connection with which all or substantially all of the Company’s Capital Shares are exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash, but excluding any transaction or series of related transactions pursuant to which the Persons that Beneficially Owned the Company’s Voting Shares immediately prior to such transaction(s) Beneficially Own immediately after such transaction(s), shares of the surviving, continuing or acquiring person’s voting shares (having the power to vote generally in the election of directors) representing at least a majority of the total outstanding voting power of all outstanding classes of such voting shares thereof in substantially the same proportion relative to each other as such ownership immediately prior to such transaction;

provided that (x) a Change of Control shall not result from transfers by any holder of any Convertible Preferred Shares as of the Issue Date or any of their Affiliates to any Person and (y) notwithstanding the foregoing, a transaction or transactions will not constitute a Change of Control, if (A) at least 90% of the consideration received or to be received by holders of Ordinary Shares (other than cash payments for fractional shares or pursuant to statutory appraisal rights) in connection with such transaction or transactions consists of, ordinary shares, American depositary receipts or American depositary shares and any associated rights listed and traded on the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors) (or which will be so listed and traded when issued or exchanged in connection with such consolidation or merger) and (B) as a result of such transaction(s), the Convertible Preferred Shares held by such holder become convertible or exchangeable for such consideration, including pursuant to Section 9(j).

“Class A Ordinary Shares” shall have the meaning ascribed to it in Section 3.

“Class B Ordinary Shares” shall have the meaning ascribed to it in Section 3.

“Close of Business” shall mean 5:00 p.m., New York City time, on any Business Day.

“Closing Price” shall mean the price per share of the final trade of the Class A Ordinary Shares  on the applicable Trading Day on the principal national securities exchange on which the Class A Ordinary Shares is listed or admitted to trading.

“Code” shall have the meaning ascribed to it in Section 7(h)(2).

“Company” shall have the meaning ascribed to it in the preamble.

“Constituent Person” shall have the meaning ascribed to it in Section 9(j).

“Conversion Agent” shall have the meaning ascribed to it in Section 17.

“Conversion Date” shall have the meaning ascribed to it in Section 7(e).

“Conversion Rate” means, for each Convertible Preferred Share, 224.7191 Class A Ordinary Shares, subject to adjustment in accordance with the provisions hereof.

“Convertible Preferred Shares” shall have the meaning ascribed to it in Section 1.

“Distributed Entity” means any Subsidiary of the Company distributed in a Spin-Off Transaction.

“Distributed Property” shall have the meaning ascribed to it in Section 9(a)(2).

“Distribution Ratio” means the number of shares (or fraction of a share) of the Distributed Entity received in respect of or in exchange for, as applicable, an Ordinary Share in the Spin-Off Transaction.

“Exchange Property” shall have the meaning ascribed to it in Section 9(j)(3) .

“Fundamental Change” shall be deemed to occur upon the occurrence of either a Change of Control or a Termination of Trading.

“Fundamental Change Repurchase Price” shall have the meaning ascribed to it in Section 8(b)(1).

“Issue Date” shall mean the Closing Date (as defined in the Share Subscription Agreement, dated as of March 13, 2019, entered into by and among the Company and the other parties thereto), such date being the date on which the Convertible Preferred Shares are first issued in accordance with the terms of such Share Subscription Agreement.

“Indebtedness” means (a) all obligations of the Company or any of its Subsidiaries for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of the Company or any of its Subsidiaries evidenced by bonds, debentures, notes or similar instruments, (c) all letters of credit and letters of guaranty in respect of which the Company or any of its Subsidiaries is an account party, (d) all securitization or similar facilities of the Company or any of its Subsidiaries, (e) all guarantees by the Company or any of its Subsidiaries of any of the foregoing and (f) all prepayment penalties, fees, premiums and/or make-whole amounts payable in respect of any of the foregoing.

“Indebtedness Agreement” means any agreement, document or instrument governing or evidencing any Indebtedness of the Company or its Subsidiaries.

“Junior Shares” shall have the meaning ascribed to it in Section 3.

“Liquidation” shall have the meaning ascribed to it in Section 5(a).

“Liquidation Preference” shall have the meaning ascribed to it in Section 5(a)

“Mandatory Conversion” shall have the meaning ascribed to it in Section 7(a).

“Mandatory Conversion Date” shall have the meaning ascribed to it in Section 7(b).

“Mandatory Conversion Notice” shall have the meaning ascribed to it in Section 7(b).

“Memorandum and Articles” means, collectively, the Amended and Restated Memorandum of Association of the Company and the Amended and Restated Articles of Association of the Company, as each may be amended and/or restated from time to time.

“Open of Business” shall mean 9:00 a.m., New York City time, on any Business Day.

“Optional Conversion Date” shall have the meaning ascribed to it in Section 7(d)

“Ordinary Shares” shall have the meaning ascribed to it in Section 3.

“Ordinary Share Dividend Rate” shall have the meaning ascribed to it in Section 4(a).

“Parity Shares” shall have the meaning ascribed to it in Section 3.

“Person” shall mean any individual, company, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization, government or agency or political subdivision thereof or any other entity.

“PIK Shares” shall have the meaning ascribed to it in Section 4(e).

“Preferred Shares” shall mean any and all series of preferred shares of the Company, including the Convertible Preferred Shares.

“Record Date” shall mean, (i) with respect to any Regular Dividend, the Regular Dividend Payment Record Date and (ii) with respect to any dividend, distribution or other transaction or event in which the holders of Ordinary Shares have the right to receive any cash, securities or other property or in which the Ordinary Shares (or other applicable security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of shareholders entitled to receive such cash, securities or other property (whether such date is fixed by the Board or by statute, contract, the provisions hereof or otherwise).

“Reference Period” shall have the meaning ascribed to it in Section 4(a).

“Regular Dividend” shall have the meaning ascribed to it in Section 4(a).

“Regular Dividend Payment Date” shall have the meaning ascribed to it in Section 4(b).

“Regular Dividend Payment Record Date” shall have the meaning ascribed to it in Section 4(f).

“Regular Dividend Period” shall have the meaning ascribed to it in Section 4(b).

“Regular Dividend Rate” shall have the meaning ascribed to it in Section 4(a).

“Reorganization Event” shall have the meaning ascribed to it in Section 9(j).

“Satisfaction of the Indebtedness Obligations” means, in connection with any Change of Control, (i) the payment in full in cash of all principal, interest, fees and all other amounts due or payable in respect of any Indebtedness of the Company or any of its Subsidiaries that is required to be prepaid, repaid, redeemed, repurchased or otherwise retired as a result of or in connection with such Change of Control or in order for the Convertible Preferred Shares not to constitute or be deemed as “indebtedness”, “disqualified shares”, “disqualified capital shares”, “disqualified equity interests”, or similar instruments, however denominated, under the terms of any Indebtedness Agreement, (ii) the cancellation or termination, or if permitted by the terms of such Indebtedness, cash collateralization, of any letters of credit or letters of guaranty that are required to be cancelled or terminated or cash collateralized as a result of or in connection with such Change of Control or in order for the Convertible Preferred Shares not to constitute or be deemed as “indebtedness”, “disqualified shares”, “disqualified capital shares”, “disqualified equity interests”, or similar instruments, however denominated, under the terms of any Indebtedness Agreement, (iii) compliance with any requirement to effect an offer to purchase any bonds, debentures, notes or other instruments of Indebtedness as a result of or in connection with such Change of Control or in order for the Convertible Preferred Shares not to constitute or be deemed as “indebtedness”, “disqualified shares”, “disqualified capital shares”, “disqualified equity interests”, or similar instruments, however denominated, under the terms of any Indebtedness Agreement, and the purchase of any such instruments tendered in such offer and the payment in full of any other amounts due or payable in connection with such purchase and (iv) the termination of any lending commitments required to be terminated as a result of or in connection with such Change of Control or in order for the Convertible Preferred Shares not to constitute or be deemed as “indebtedness”, “disqualified shares”, “disqualified capital shares”, “disqualified equity interests”, or similar instruments, however denominated, under the terms of any Indebtedness Agreement.

“Spin-Off Transaction” means any transaction by which a Subsidiary of the Company ceases to be a Subsidiary of the Company by reason of the distribution of such Subsidiary’s equity securities to holders of Ordinary Shares, whether by means of a spin-off, split-off, redemption, reclassification, exchange, share dividend, share distribution, rights offering or similar transaction.

“Stated Value” shall have the meaning ascribed to it in Section 4(a).

“Subsidiary” means any company or corporate entity for which the Company owns, directly or indirectly, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of such company or corporate entity).

“Termination of Trading” shall be deemed to occur if the American Depository Shares representing Class A Ordinary Shares  (or other classes of Capital Shares into which the Convertible Preferred Shares are then convertible) ceases to be listed or quoted on any of the New York Stock Exchange, the Nasdaq Global Select Market or the Nasdaq Global Market (or any of their respective successors).

“Trading Day” shall mean any Business Day on which the Class A Ordinary Shares  is traded, or able to be traded, on the principal national securities exchange on which the Class A Ordinary Shares  is listed or admitted to trading.

“Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the relevant date of redemption or, if such Statistical Release is no longer published, any publicly available source or similar market data selected by the Company in good faith) most nearly equal to the period from the relevant date of redemption to the Regular Dividend Payment Date immediately preceding the third anniversary of the Issue Date; provided, however, that if the period from such date of redemption to such Regular Dividend Payment Date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such date of redemption to such Regular Dividend Payment Date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Voting Shares” shall mean Capital Shares of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances (determined without regard to any classification of directors) to elect one or more members of the Board of the Company (without regard to whether or not, at the relevant time, Capital Shares of any other class or classes (other than Ordinary Shares) shall have or might have voting power by reason of the happening of any contingency).

“VWAP” shall have the meaning ascribed to it in Section 9(a)(2).

Section 13.                                   Headings. The headings of the paragraphs herein are for convenience of reference only and shall not define, limit or affect any of the provisions hereof.

Section 14.                                   Record Holders. To the fullest extent permitted by applicable law, the Company may deem and treat the record holder of any Convertible Preferred Share as the true and lawful owner thereof for all purposes, and the Company shall not be affected by any notice to the contrary.

Section 15.                                   Notices. All notices or communications in respect of the Convertible Preferred Shares shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted herein, in the Memorandum and Articles or by applicable law or regulation. Notwithstanding the foregoing, if the Convertible Preferred Shares are issued in book-entry form through The Depository Trust Company or any similar facility, such notices may be given to the holders of the Convertible Preferred Shares in any manner permitted by such facility.

Section 16.                                   Replacement Certificates. The Company shall replace any mutilated certificate at the holder’s expense upon surrender of that certificate to the Company. The Company shall replace certificates that become destroyed, stolen or lost at the holder’s expense upon delivery to the Company of reasonably satisfactory evidence that the certificate has been destroyed, stolen or lost, together with any indemnity that may be required by the Company.

Section 17.                                   Conversion Agent. The duly appointed conversion agent, transfer agent, registrar and paying agent for the Convertible Preferred Shares shall be The Bank of New York Mellon (the “Conversion Agent”).  The Company may, in its sole discretion, remove the Conversion Agent in accordance with the agreement between the Company and the Conversion Agent; provided that the Company shall appoint a successor Conversion Agent who shall accept such appointment prior to the effectiveness of such removal.  Upon any such removal or appointment, the Company shall send notice thereof by first-class mail, postage prepaid, to the holders of the Convertible Preferred Shares.

Section 18.                                   Severability. If any term of the Convertible Preferred Shares set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

Section 19.                                   Other Rights. The Convertible Preferred Shares shall not have any rights, preferences, privileges or voting powers or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law and regulation.

Section 20.                                   Transfer Rights. The Convertible Preferred Shares may not be sold or otherwise transferred except as described in the Investor Rights Agreement dated March 13, 2019 between the Company and the Investor named therein (as may be amended from time to time in accordance therewith).